1. Name and Address of Reporting Person
   Campopiano, David G.
   1000 Lakeside Avenue
   Cleveland, OH 44114-1147
   USA
2. Issuer Name and Ticker or Trading Symbol
   Ferro Corp (FOE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               20167          D
Common Stock                    12/31/2002            A         850.4842    A   $0.0000    4141.7826      I           Investment
                                                                                                                      Savings Plan
Common Stock - Restricted                                                                  2000           D
Common Stock - Supp Exec        12/31/2002            J <F1>    504.5487    A   $0.0000    927.9898       D
Defined
Common Stock - Acquis Perf                                                                 1950           D
Reward

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $16                                                       01/18/2005 Common                      3750    D
Options                                                                          Stock
(Right to
buy)
Stock       $18.5                                                     02/11/2010 Common                      5000    D
Options                                                                          Stock
(Right to
buy)
Stock       $19.5                                                     01/17/2007 Common                      9367    D
Options                                                                          Stock
(Right to
buy)
Stock       $21.0625                                                  02/25/2009 Common                      6245    D
Options                                                                          Stock
(Right to
buy)
Stock       $22.6667                                                  01/28/2004 Common                      3750    D
Options                                                                          Stock
(Right to
buy)
Stock       $22.9375                                                  01/13/2008 Common                      6245    D
Options                                                                          Stock
(Right to
buy)
Stock       $23.6                                                     02/09/2011 Common                      5000    D
Options                                                                          Stock
(Right to
buy)
Stock       $25.5                                                     02/11/2012 Common                      15000   D
Options                                                                          Stock
(Right to
buy)
ESOP        46.375   12/31/2         J <F2>          7.273                       Common  7.2738   $0.0000    3616.23 I       Owned
Convertible          002                             8                           Stock                       17              by ESOP
Preferred                                                                                                                    Trust

Explanation of Responses:

<F1>
Ferro Supplemental Executive Defined Contribution Plan. Shares acquired are pursuant to Plan terms and conditions. Shares are applied to participant's account at the end of each calendar quarter.
<F2>
Adjustments to ESOP Trust due to plan expenses incurred during the current year.

SIGNATURE OF REPORTING PERSON
/s/ David G. Campopiano

DATE
02/12/2003